Exhibit 99.1

Thomson Reuters Closes Sale of Intellectual Property & Science Business for $3.55 Billion

NEW YORK, October 3, 2016 – Thomson Reuters (TSX/NYSE: TRI) today announced that it has closed the sale of its Intellectual Property & Science (IP&S) business to Onex Corporation and Baring Private Equity Asia for $3.55 billion in cash. Thomson Reuters plans to use about $1 billion of the net proceeds to buy back shares and the balance to pay down debt and reinvest in the business. Any share buybacks will be part of the company’s previously announced $1.5 billion share buyback program.

Following today’s closing, Thomson Reuters is organized in three business units supported by a corporate center – Financial & Risk, Legal and Tax & Accounting. The company also operates Reuters, a leading provider of real-time, high impact, multimedia news and information services.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations regarding its uses of proceeds from the sale. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +44 20 7542 8763 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com